UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)

RESHAPE LIFESCIENCES INC.

 (Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

 (Title of Class of Securities)

76090R101

(CUSIP Number)

January 5, 2024

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 76090R101	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Yair Schneid
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 2,461,000 Shares (1)

6.	SHARED VOTING POWER – None

7.	SOLE DISPOSITIVE POWER – 2,461,000 Shares (1)

8.	SHARED DISPOSITIVE POWER – None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 2,461,000 Shares (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.525%
12.	TYPE OF REPORTING PERSON
IN

(1)	Based on 23,382,047 shares outstanding as of December 15, 2023 as reported in Form Pre-14A filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. 76090R101	13G	Page 3 of 5 Pages

ITEM 1 (a) NAME OF ISSUER: Reshape Lifesciences Inc.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1001 Calle Amanecer, San Clemente, CA 92673

ITEM 2 (a) NAME OF PERSON FILING: Yair Schneid

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

1 Wood Lane, Suffern, NY 10901

ITEM 2 (c) CITIZENSHIP: USA

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Shares, $0.001 par value per share

ITEM 2 (e) CUSIP NUMBER: 76090R101

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 2,461,000 Shares (1)

(b) PERCENT OF CLASS: 10.525%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

2,461,000 Shares (1)

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

2,461,000 Shares (1)

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 76090R101	13G	Page 4 of 5 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 76090R101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2024
(Date)

/s/ Yair Schneid
(Signature)

Yair Schneid
(Name/Title)